Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Caesars Entertainment Corporation

Commission File No.: 001-10410

Subject Company: Caesars Entertainment Corporation

Date: June 25, 2019

Employee FAQs

1.	Why is this a good transaction for Caesars?

•	Combining our two companies will create a new leader in gaming and entertainment, better positioned for growth and long-term success in a competitive and rapidly evolving industry.

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Eldorado operates a growing, highly successful platform of regional gaming properties and brands which will complement our gaming, hospitality and entertainment businesses, as well as Caesars Rewards, which presents new growth opportunities for the combined enterprise.

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With an unparalleled portfolio of strong brands, approximately 60 properties across 16 states, the combined company will be able to deliver exciting and innovative experiences to guests, provide a rewarding workplace for employees and create value for shareholders.

2.	Who will lead the combined company? Will Tony Rodio and other members of the Caesars management team have a role at the combined company?

•	Tom Reeg, CEO of Eldorado, will be CEO of the combined company.

•	Gary Carano, Executive Chairman of Eldorado and Bret Yunker, CFO of Eldorado will also hold their same roles in the new combined company.

•	The combined company’s management team is expected to draw upon the experienced group of leaders from both companies.

3.	Will there be any headcount reductions as a result of this transaction?

•	For now, it’s business as usual. Caesars and Eldorado remain separate companies until the transaction is complete.

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Retaining a talented workforce is a priority for Eldorado, who is committed to establishing an integrated organization to effectively manage the combined company’s world-class properties and execute on its growth opportunities.

•	While we expect there will eventually be headcount reductions, it is too early in the process to know specifics. However, it is fair to assume that some Corporate infrastructure will remain.

•	We will continue to update you regularly as we move forward.

4.	Will my day-to-day responsibilities and current reporting structure change?

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For now, it’s business as usual. Caesars and Eldorado remain separate companies until the transaction is complete. It is too early to determine whether changes may occur after the transaction closes and we have a lot of work to do between now and then.

•	It is important that you continue to focus on your day-to-day responsibilities and delivering the outstanding customer service that our guests have come to expect from us.

5.	Will my compensation or benefits change?

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For now, it’s business as usual – and that includes our pay and benefits. Caesars and Eldorado remain separate companies until the transaction is complete and during this period any changes to pay or benefits will be part of our normal course of business, reviewing our benefit offerings for annual enrollment and our pay during annual compensation review.

•	It is too early to determine whether changes may occur after the transaction closes and we have a lot of work to do between now and then.

6.	Should Caesars employees start working with or reach out to their Eldorado counterparts?

•	No. Until the transaction closes, it is important that Caesars and Eldorado continue to operate as separate, independent companies.

•	Aside from the small team of people involved in the integration efforts, any contact with Eldorado should be restricted.

7.	What should we be telling our customers? What benefits can customers expect?

•	For our customers, this will mean even more choices in even more places, giving them access to approximately 60 properties across 16 states.

•	We are committed to providing guests with the very best experiences, products and service, and the combination of our two companies will only strengthen our ability to serve our guests.

8.	What happens to the Caesars Rewards program?

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The Caesars Rewards program will remain intact and will be an important part of the combined company. There is no change to members’ Tier Status, Reward Credit balance or existing reservations now or following the close of the transaction. Members will also continue to earn and redeem Reward Credits now and following the close of the transaction.

•	We are committed to ensuring that Caesars Rewards members will maintain the same high-value rewards they’ve come to enjoy in the program – with access to an even larger network of properties.

9.	When is the transaction expected to close?

•	We expect the transaction to be completed in the first half of 2020, subject to shareholder and regulatory approvals and other customary closing conditions.

•	Until that time, it’s business as usual, and it is important that we continue operating as a separate company.

10.	Who should I contact if I have additional questions? How can I get updates and additional information?

•	We recognize there are a lot of unanswered questions right now, however, it is still early days in the transaction process and there are still various details we need to work through.

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Over the coming weeks and months, we will be working hard to get finalize those matters and will continue to update you regularly as we move forward. As always, if you have additional questions, please do not hesitate to contact me or your HR leader.

11.	VICI is acquiring real estate associated with Harrah’s Resort Atlantic City, Harrah’s Laughlin Hotel & Casino, and Harrah’s New Orleans Hotel & Casino. What does that mean for me?

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In a concurrent transaction, VICI will acquire the real estate associated with those properties for approximately $1.8 billion, which will be used to help finance the merger between Caesars and Eldorado.

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[The new Caesars Entertainment] will enter into a long-term lease contract with VICI and will continue to operate the properties for many years to come with the same high standards of customer service and employee satisfaction. The arrangement is similar to those that Caesars has with other VICI-owned properties in the network, such as Caesars Palace and Harrah’s Las Vegas.

•	The transaction with VICI will NOT result in any changes to the guest or employee experience at Harrah’s Resort Atlantic City, Harrah’s Laughlin Hotel & Casino, or Harrah’s New Orleans Hotel & Casino.

•	We will continue to manage the properties in normal course. Employees can expect to receive their pay and benefits as usual and you should see no impact on your day-to-day job responsibilities.

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No changes to our gaming or entertainment offerings, pricing, payment methods or any other aspect of our operations. The Caesars Rewards loyalty program will also continue to operate without any changes at the relevant properties and all hotel, meeting and event reservations and deposits remain in place.

Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Caesars Entertainment Corporation’s (“Caesars”) current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by Caesars and Eldorado Resorts, Inc. (“Eldorado”), all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the proposed merger and the expected date of closing of the merger. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed merger include, but are not limited to, the following factors: (1) the inability to complete the merger due to the failure to obtain stockholder approval for the merger or the failure to satisfy other conditions to completion of the merger, including the receipt of all gaming and other regulatory approvals related to the merger; (2) uncertainties as to the timing of the consummation of the merger and the ability of each party to consummate the merger; (3) risks that the proposed merger disrupts the current plans and operations of Eldorado or Caesars; (4) the ability of Eldorado and Caesars to retain and hire key personnel; (5) competitive responses to the proposed merger; (6) unexpected costs, charges or expenses resulting from the merger; (7) the outcome of any legal proceedings that could be instituted against Eldorado, Caesars or their respective directors related to the merger agreement; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; (9) the inability to obtain, or delays in obtaining, cost savings and synergies from the merger; (10) delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the merger; and (11) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. The forward-looking statements in this document speak only as of this date. Neither Caesars nor Eldorado undertake any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Caesars’s overall business, including those more fully described in Caesars’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2018, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Eldorado’s overall business and financial condition, including those more fully described in Eldorado’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2018. The forward-looking statements in this document speak only as of date of this document. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

Additional Information And Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Eldorado will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Caesars and Eldorado. Each of Caesars and Eldorado will provide the joint proxy statement/prospectus to their respective stockholders. Caesars and Eldorado also plan to file other documents with the SEC regarding the proposed merger. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Caesars or Eldorado may file with the SEC in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF CAESARS AND ELDORADO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain copies of all documents filed with the SEC regarding this merger, free of charge, at the SEC’s website (www.sec.gov). In addition, copies of the documents filed with the SEC by Caesars will be available free of charge on Caesars’s website at http://www.caesars.com. Copies of the documents filed with the SEC by Eldorado will be available free of charge on Eldorado’s website at http://www.eldorado.com.

Participants in the Solicitation

Caesars, Eldorado, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Caesars and Eldorado stockholders in connection with the proposed merger. You can find more detailed information about Caesars’s executive officers and directors in its definitive proxy statement filed with the SEC on May 15, 2019. You can find more detailed information about Eldorado’s executive officers and directors in its definitive proxy statement filed with the SEC on April 26, 2019. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Additional information about Caesars’s executive officers and directors and Eldorado’s executive officers and directors can be found in the joint proxy statement/prospectus regarding the proposed merger when it is filed with the SEC.